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                             June 3, 2021

       N. Anthony Coles
       Chief Executive Officer
       Cerevel Therapeutics Holdings, Inc.
       222 Jacobs Street, Suite 200
       Cambridge, MA 02141

                                                        Re: Cerevel
Therapeutics Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed May 27, 2021
                                                            CIK No. 0001805387

       Dear Dr. Coles:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Arthur R. McGivern -
Goodwin Procter LLP